Exhibit 99.1

I-Mab Announces the Appointment of Seasoned Biotech Executives to the Board of Directors and the Scientific Advisory Board, and the Formation of a Research and Development Committee

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Dr. Robert Lenz, Ms. Xin Liu and Dr. Sean Cao appointed to the Board of Directors
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Research and Development Committee established to accelerate innovation and long-term growth
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Dr. Ken Takeshita appointed to the Scientific Advisory Board

ROCKVILLE, MD, August 25, 2025 (Globe Newswire) – I-Mab (NASDAQ:IMAB) (the Company), a U.S.-based, global biotech company, focused on the development of precision immuno-oncology agents for the treatment of cancer, today announced the appointment of independent directors, Dr. Robert Lenz and Ms. Xin Liu, to its Board of Directors (the Board), effective as of August 22, 2025 and reiterated the appointment of independent director Dr. Sean Cao to the Board as of May 28, 2025. The Company also announced Lielie Zhang will be stepping down from the Board, effective as of August 20, 2025, with gratitude for his dedicated service. In addition, I-Mab announced the formation of a Research and Development Committee of the Board of Directors (the R&D Committee), to be chaired by Dr. Robert Lenz, with Dr. Sean Cao and Dr. Sean Fu, Chief Executive Officer of I-Mab, as members. I-Mab will also expand its Scientific Advisory Board (SAB) with the appointment of Dr. Ken Takeshita.

“As I-Mab enters the next stage of growth, with the progression of givastomig, we are pleased to enhance the Board’s expertise, with the appointment of Dr. Cao, Dr. Lenz and Ms. Liu. Dr. Cao’s career of entrepreneurship and Dr. Lenz’s track record as an R&D leader will be important to I-Mab’s focus on R&D excellence and innovation, and Ms. Liu’s finance and governance experience will complement the skilled executives on our Board,” said Mr. Wei Fu, Chairman of the Board of Directors of I-Mab. “We are enthusiastic to continue to support I-Mab’s strategic agenda with the formation of the R&D Committee, intended to ensure that we are guided by rigorous scientific insight and strategic foresight. Furthermore, we are pleased that Dr. Ken Takeshita, a well-known biopharmaceutical executive and clinical researcher, will join our SAB to further enrich our strength in immuno-oncology.”

Dr. Robert Lenz is a veteran research and development leader, most recently having served as the Executive Vice President and Head of Research and Development at Neumora Therapeutics, Inc. (Neumora) a role he held from September 2023 to March 2025. Prior to Neumora, he spent over a decade at Amgen Inc. in key leadership roles, including Senior Vice President, Head of Global Development. Earlier in his career, Dr. Lenz held positions of increasing responsibility at Abbott Laboratories, ultimately serving as Divisional Vice President for Neuroscience, Anesthesia, and Psychiatry Development. Throughout his career, Dr. Lenz has overseen the development of multiple medicines through regulatory approval. Dr. Lenz earned his MD and PhD from the University of Maryland School of Medicine and completed his neurology residency at the University of California, Los Angeles. He holds a bachelor's degree from Dickinson College and has been recognized with multiple awards for innovation and leadership in the pharmaceutical industry.

Ms. Xin Liu is a seasoned finance executive, currently serving as Investment Director, Healthcare Group of Hony Capital, a position she has held since August 2023. Prior to that, from 2019 to September 2022, Ms. Liu was Vice President of Investment at CCBPE. From 2016 to 2018 she served as Investment Manager, Healthcare Investment Group at the Fosun Group. Ms. Liu earned a Master of Engineering, Enterprise Information System Engineering and Management from Harrisburg University, and a Master, Finance from the Massachusetts Institute of Technology. She received her Bachelor of Arts in Finance and Mathematics from Washington University in St. Louis. Ms. Liu will serve as a member of the Audit Committee of the Board.

Dr. Sean Cao is an accomplished biotech executive and entrepreneur, currently serving as an Operating Partner at CBC Group. He is the Co-Founder and CEO of ABio-X Holdings, and previously founded and led Ensem Therapeutics, Inc., Everest Medicines, and NiKang Therapeutics, Inc. Dr. Cao also co-founded RVAC Medicines, Inc. and Jadeite Medicines Inc., and has held senior roles at I-Mab, Simcere Pharmaceutical Group, Sanofi, and Johnson & Johnson. He holds a PhD in microbiology from the University of Virginia, a Master of Business Administration from the Wharton School of the University of Pennsylvania, and a Bachelor of Science in Microbiology from Nankai University. Dr. Cao will serve as a member of the Audit Committee and the Compensation Committee of the Board.

Dr. Ken Takeshita is a recognized biopharmaceutical executive and clinical development expert, with experience as a practicing oncologist and investigator. He is the Global Head of Research & Development for Daiichi Sankyo, responsible for leading the organization’s global research and clinical development strategy. His previous roles include senior R&D and global clinical leadership positions at Kite Pharma (now part of Gilead Sciences, Inc.), Sorrento Therapeutics, Celgene Corporation (now part of Bristol-Myers Squibb Company), and Amgen. Previously, Dr. Takeshita served on the faculty in Hematology at Yale University School of Medicine and New York University School of Medicine. Dr. Takeshita completed his MD at Yale University and post-doctoral training at Yale and the University of Tokyo.

About I-Mab

I-Mab (NASDAQ:IMAB) is a U.S.-based, global biotech company, focused on the development of precision immuno-oncology agents for the treatment of cancer. The Company’s differentiated pipeline is led by givastomig, a potential best-in-class, bispecific antibody (Claudin 18.2 x 4-1BB) designed to treat Claudin 18.2-positive gastric cancers. Givastomig conditionally activates T cells via the 4-1BB signaling pathway in the tumor microenvironment where Claudin 18.2 is expressed. Givastomig is being developed for first-line metastatic gastric cancers, with additional potential in other solid tumors. In Phase 1 trials, givastomig was observed to maintain strong tumor-binding and anti-tumor activity, attributable to a potential synergistic effect of proximal interaction with Claudin 18.2 and 4-1BB, while minimizing toxicities commonly seen with other 4-1BB agents.

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I-Mab Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “believes”, “designed to”, “anticipates”, “future”, “intends”, “plans”, “potential”, “estimates”, “confident”, and similar terms or the negative thereof. I-Mab may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the SEC), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about I-Mab’s beliefs and expectations, are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding: the expected impact of the new Board of Directors and Scientific Advisory Board members’ appointments; and the Company’s clinical development and potential benefits of I-Mab’s drug candidates, including givastomig. Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history; I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and those risks more fully discussed in the “Risk Factors” section in I-Mab’s annual report on Form 20-F filed with the SEC on April 3, 2025, as well as the discussions of potential risks, uncertainties, and other important factors in I-Mab’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to I-Mab. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

I-Mab Investor & Media Contacts

PJ Kelleher
LifeSci Advisors
+1-617-430-7579
pkelleher@lifesciadvisors.com
IR@imabbio.com